Exhibit 13(c)

FEE WAIVER AGREEMENT

THE ZWEIG FUND, INC.

This Fee Waiver Agreement (the “Agreement”) is effective as of December 2, 2016, by and among The Zweig Fund, Inc. a Delaware corporation (“Fund”) and Virtus Fund Services, LLC, a Delaware limited liability company (the “Administrator”).

WHEREAS, the Administrator renders services to the Fund, pursuant to the terms and provisions of the Administration Agreements between the Administrator and Fund, as it may be amended from time to time (the “Administration Agreement”); and

WHEREAS, the parties desire to maintain the expenses of the Fund at a level below the level to which such Fund might otherwise be subject; and

WHEREAS, the Administrator understands and intends that the Fund will rely on this Agreement in accruing the expenses of the Fund for purposes of calculating net asset value and for other purposes, and expressly permits the Fund to do so;

NOW, THEREFORE, the parties hereto agree as follows:

1.	Fee Waiver. The Administrator hereby agrees to waive the Fund’s administrative fee at the specified rate (“Fee Waiver”) as noted for the Fund in Appendix A of this Agreement for the time period indicated.

2.	Assignment. This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.

3.	Severability. If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall otherwise be rendered invalid, the remainder of this Agreement shall not be affected thereby.

4.	Captions. The captions in this Agreement are included for convenience of reference only and in no way define or limit any of the provisions hereof or otherwise affect their construction or effect.

5.	Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware without giving effect to the conflict of laws principles thereof; provided that nothing herein shall be construed to preempt, or to be inconsistent with, any federal securities law, regulation or rule, including the Investment Company Act of 1940, as amended, and the Investment Advisers Act of 1940, as amended, and any rules and regulations promulgated thereunder.

6.	Computation. At the end of any month during which this Agreement is in effect, the Administrator shall waive its fee under the Administration Agreement in an amount that is equal to the fee waiver.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and attested by their duly authorized officers.

THE ZWEIG FUND, INC.

By:	/s/ William Renahan
Name:	William Renahan
Title:	Vice President

VIRTUS FUND SERVICES, LLC

By:	/s/ W. Patrick Bradley
Name:	W. Patrick Bradley
Title:	Executive Vice President

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APPENDIX A

Fee Waiver	Term
0.065%	December 2, 2016 through December 2, 2018

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